UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 27, 2006

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

27 January 2006
To:	Australian Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
	London Stock Exchange		JSE Securities Exchange SA
Deutsche Bank UBS Zurich

Foreign Currency Dividend Payments

As set out in the 2005 Notice of Annual General Meeting, BHP Billiton intends to continue its existing practice of setting the foreign currency conversion rates for dividends prior to the announcement of each dividend, and advising these rates when the dividend is announced.

If shareholders wish to alter the currency in which they receive a dividend, BHP Billiton now requires that they complete and return an appropriate election form no later than the close of business two days prior to the announcement of the dividend. For the forthcoming dividend, which is due to be announced on 15 February 2006, this will be the close of business on 13 February 2006. Election forms received after this time will not apply.

Election forms may be obtained from, and should be returned to, the appropriate office of BHP Billiton's share registrar as follows:

BHP Billiton Plc
 Computershare Investor Services PLC
Tel: (44 870) 889 3148
Fax: (44 870) 703 6103
web.queries@computershare.co.uk

BHP Billiton Limited
Computershare Investor Services Pty Limited
Tel: 1300 656 780 (within Australia)
(61 3) 9415 4020 (outside Australia)
Fax: (61 3) 9473 2460
web.queries@computershare.com.au

Any queries on this announcement should be directed to one of the Deputy Secretaries of BHP Billiton:

BHP Billiton Limited
 Sam Butcher
Tel: (61 3) 9609 3323
Fax: (61 3) 9609 4372
sam.a.butcher@bhpbilliton.com

Ross Mallett
Tel: (61 3) 9609 3324
Fax: (61 3) 9609 4372
ross.e.mallett@bhpbilliton.com

BHP Billiton Plc
Elizabeth Hobley
Tel: (44 20) 7802 4054
Fax: (44 20) 7803 3054
elizabeth.hobley@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 27 January 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary